FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated March 12, 2018

Item 1

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander” or the “Bank”) informs that it has carried out a placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding pre-emptive subscription rights and for a nominal value of EUR 1,500,000,000 (the “Issue” and the “CCPS”).

The Issue has been carried out through an accelerated bookbuilding process and has been targeted only to qualified investors.

The CCPS are issued at par and its remuneration has been set at 4.75% on an annual basis for the first seven years. The payment of the remuneration of the CCPS is subject to certain conditions and to the discretion of the Bank. After that, it will be reviewed every five years by applying a margin of 409.7 basis points on the 5-year Euro Mid-Swap Rate.

Banco Santander will request the European Central Bank to consider the CCPS elegible as additional tier 1 capital under the European Regulation 575/2013. The CCPS are perpetual, but they may be called under certain circumstances and would be converted into newly issued ordinary shares of Banco Santander if the common equity Tier 1 (CET1) ratio of the Bank or its consolidated group, calculated in accordance with European Regulation 575/2013, were to fall below 5.125%. As of 31 December 2017, the CET1 ratio of the Group (phased-in) was 12.26%.

The Bank will request the admission to trading of the CCPS on the Global Exchange Market of the Irish Stock Exchange.

The Bank also informs that, as from today, the report of the directors of the Bank on the basis and rules for conversion the CCPS and the exclusion of pre-emptive subscription rights and the report of the independent expert, both issued in accordance with articles 414.2 and 417.2 of the Spanish Companies Act (Ley de Sociedades de Capital), will be available on the Bank’s website (www.santander.com). The indicated reports will also be conveyed to the shareholders at general shareholders’ meeting, expected to be held at second call, on 23 March 2018 (first general shareholders’ meeting to be held after the Issue).

Boadilla del Monte (Madrid), 12 March 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 12, 2018	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer